Mail Stop 4561

April 2, 2008

VIA U.S. MAIL AND FAX (011-44) 207-805-5900

Paul White
Chief Executive Officer
Orient-Express Hotels LTD.
22 Victoria Street
Hamilton HM 12, Bermuda

   Re: **Orient-Express Hotels LTD.**
     Form 10-K for Fiscal Year Ended
     December 31, 2007
     Filed February 29, 2008
     File No. 001-16017

Dear Mr. White:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.   Please tell us how you have provided an analysis of the significant variations in certain operating results; within your response, specifically discuss your analysis of revenue, foreign currency, earnings from unconsolidated companies, SG&A, and provision for income tax. Reference is made to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations Summary, page 56

2.   Please tell us how you have complied with Item 303(a)(5) of Regulation S-K, or tell us why you believe it was not necessary to include certain obligations discussed on page 108 and 110.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies and basis of presentation

(o) Real estate assets, page 78

3.   Please tell us how your policy for capitalizing direct costs attributable to the sales and marketing of the properties complies with SFAS 67.

Exhibits

4.   Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to include Schedule III.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief